[redacted]

13011181

3B 3/8 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68657

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glacier Securities LLC

OFFICIAL USE ONLY
154648
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, Suite 1605
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ignacio J. Kleiman (212) 716-0111
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number***

OATH OR AFFIRMATION

I, Ignacio J. Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glacier Securities LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 22 DAY OF February 2013
BY IGNACIO J. KLEIMAN
NOTARY PUBLIC

Signature

President
Title

Notary Public
Carol J. Burton
Notary Public, State of New York
No. 01BU6126892
Qualified in Kings County
Commission Expires May 16, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLACIER SECURITIES LLC

Audit of Financial Statement

December 31, 2012

Contents

Independent Auditor's Report 1

Basic Financial Statement

Statement of Financial Condition 2

Notes to Financial Statements 3 - 5

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Auditor's Report

To the Member
Glacier Securities LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Glacier Securities LLC (the Company) as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Glacier Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 18, 2013

GLACIER SECURITIES LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and Cash Equivalents	$	428,099
Receivable from Customers		70,359
Receivable from Parent		22,025
Furniture and Equipment at Cost, Less Accumulated Depreciation of $23,944		51,504
Other Assets		118,858
Total Assets	$	690,845
Liabilities and Members' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	41,524
Total Liabilities		41,524
Members' Equity		649,321
Total Liabilities and Members' Equity	$	690,845

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Glacier Securities LLC (the Company) is a wholly owned subsidiary of Glacier Geothermal and Seafood Corporation (the Parent). The Company was formed on July 13, 2010, pursuant to the general corporation laws of the state of Delaware.

Glacier Securities LLC is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a New York based strategic and financial advisory firm specializing in the geothermal energy and seafood industries.

Fixed Assets

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Revenue Recognition

Advisory fees are recognized at the time services are earned.

Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2012, there was no allowance for doubtful accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Concentration of Risk

Four of the Company's customers made up 79% of the advisory fee revenue for the year ended December 31, 2012. Two of these significant customers had balances in accounts receivable as of December 31, 2012 totaling $17,980.

Note 3. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company's Member files a U.S. federal income tax return and state income tax returns in various jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2010 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2012, the Company had no uncertain tax positions.

Note 4. Related Party Transactions

The Company earned advisory fees totaling $226,500 during the year ended December 31, 2012 from Islandsbanki hf., the parent company of Glacier Geothermal and Seafood Corporation. Amounts due from Islandsbanki hf. included in accounts receivable totaled of $5,500 as of December 31, 2012.

The Parent subleases office space from the Company under an operating lease expiring in May 2016. Sublease income recognized during the year ended December 31, 2012 totaled $24,000.

Islandsbanki hf. is a guarantor for the Company on an operating lease for office space.

Note 5. Commitments and Contingencies

The Company leases office space under operating leases with varying expirations through May 2016. Future minimum lease payments under these operating leases are as follows at of December 31:

2013	$ 192,931
2014	194,993
2015	197,055
2016	82,865
	$ 667,844

Note 5. Commitments and Contingencies (Continued)

Rent expense totaled $205,567 for the year ended December 31, 2012.

The Company subleases office space to its Parent under an operating lease as described in Note 4. Future minimum sublease income under this operating lease is as follows at December 31:

2013	$ 24,000
2014	24,000
2015	24,000
2016	10,000
	$ 82,000

Letter of Credit
The Company maintains a letter of credit, issued by a bank, securing one of its office leases. The letter of credit, totaling $47,491, is secured by a bank account, which is included in other assets on the statement of financial condition.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $386,575, which was $381,575 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .11 to 1 at December 31, 2012.

Note 7. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 18, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.